Filed by Great Plains Energy Incorporated Pursuant
To Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-6
Under the Securities Exchange Act of 1934
Subject Company: Aquila, Inc.
Commission File No.: 333-142715

Information Concerning Forward-Looking Statements
Statements made in this document contain forward-looking information related to the proposed acquisition of Aquila by Great Plains Energy, financial forecasts of each company and the combined company, and key assumptions underlying those forecasts.  In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Great Plains Energy and Aquila are providing a number of important factors, risks and uncertainties that could cause actual results to differ materially from the provided forward-looking information, including, without limitation, the anticipated use of proceeds to be received from the sale of certain Aquila assets to Black Hills Corporation prior to or immediately following completion of the pending acquisition (including debt retirement); earnings growth; capital expenditures; rate relief; conditions imposed by regulatory approvals for the transaction; actual resulting credit ratings of Great Plains Energy and Aquila; Aquila’s tax losses and Great Plains Energy’s ability to utilize those losses; and the timing and amount of transaction synergies anticipated by Great Plains Energy.

Additional factors that could cause actual results to differ materially from this forward-looking information are located on (i) with respect to Aquila, pages 64-65 of its Form 10-K for the year ended December 31, 2006; and (ii) with respect to Great Plains Energy, pages 14-21 of its Form 10-K for the year ended December 31, 2006, and pages 72-76 of its Form 10-Q for the quarter ended June 30, 2007.  Additional risk factors that should be considered are located on pages 28-39 of the definitive joint proxy statement/prospectus included in the registration statement filed with the SEC by Great Plains Energy (File No. 333-142715).  It is impossible to predict all factors that could cause actual results to differ from this forward-looking information, and the parties undertake no obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It
In connection with the acquisition of Aquila by Great Plains Energy, Great Plains Energy filed with the SEC a registration statement on Form S-4 (Registration No. 333-142715), containing a definitive joint proxy statement/prospectus and other relevant materials. INVESTORS AND SECURITY HOLDERS OF GREAT PLAINS ENERGY AND AQUILA ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT GREAT PLAINS ENERGY, AQUILA AND THE ACQUISITION. The registration statement, definitive joint proxy statement/prospectus, other relevant materials and any other documents filed by Great Plains Energy or Aquila with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Great Plains Energy by directing a request to: Great Plains Energy, 1201 Walnut, Kansas City, MO 64106, Attn: Investor Relations. Investors and security holders may obtain free copies of the documents filed with the SEC by Aquila by contacting Aquila, 20 West Ninth Street, Kansas City, MO 64105, Attn: Investor Relations

This filing consists of the following letter distributed to employees on September 14, 2007:

[Kansas City Power & Light Company and Black Hills Corporation logos]

A letter from the CEO:

The Aquila Employee Hiring Process

As we’ve each discussed in our communications and employee forums since we announced these transactions in February, Aquila, Great Plains Energy (GPE) and Black Hills want to make certain that all employees remain informed of our progress toward a successful transition. Our three companies have created a process to thoughtfully manage the selection process for Aquila employees, and this letter will share the highlights with you.

Our goal has been to develop a recruiting/selection process that is comprehensive and fair — one that incorporates employee feedback and allows GPE and Black Hills to bring as much Aquila talent into our two organizations as possible.

As you know, upon deal close, all employees in Aquila’s electric utility in Colorado and its gas utilities in Colorado, Kansas, Nebraska and Iowa will join Black Hills. Also upon deal close, all Aquila Missouri union employees and the majority of the non-union operations staff will join GPE. The remaining Aquila employees — in the Shared Services/Corporate Services and portions of the operations organizations working primarily in Missouri — will be carefully considered for hire by both Black Hills and GPE. Employees who are offered positions will be hired in three waves that will cascade through the Aquila organization.

The guiding principles that helped focus the joint team design of the recruitment and selection process were:

1.	Provide employees a voice in the selection process through focus groups and a Capability and Interest Inventory to identify their strengths and career interests;

2.	Sequence the recruiting waves to allow leaders’ input and suggestions on the structure and staffing of the new organizations;

3.	Provide adequate time for GPE and Black Hills to staff their respective organizations and be ready for independent operations the day after close; and

4.	Provide Aquila employees with clarity on their future by year-end.

OFFER WAVES

Position offers will occur in three waves:

Wave 1: We’ve already begun discussions with Aquila’s senior managers regarding their career interests and the roles and responsibilities that Black Hills and GPE need to fill. These positions will be part of the foundation for the new organizations and should provide more certainty to Aquila employees regarding the commitment GPE and Black Hills have to building their capabilities from the Aquila talent pool.

Wave 2: Planned to begin in October, this wave will include about 200 positions involving Aquila leaders who manage employees and those who serve in critical functions key to deal close, such as sections of IT, Energy Resources, Finance and Accounting and Central Services.

Wave 3: Expected to take place in November, this wave will focus on more than 300 staff in Shared Services/Corporate Services functions and non-union operational positions.

Aquila recently completed Managers Playbook Training for those who will be involved in the recruitment and selection process, so that they can understand their role and help ensure successful results. Strategic Talent Solutions, the consulting firm retained by GPE and Black Hills, will meet with managers and gather employee information to supplement the Capability and Interest Surveys completed by individual Aquila employees in August. Hiring managers at GPE and Black Hills will review the combined information and match employees’ interests, skills and capabilities with their future organization’s needs.

HIRING COMMUNICATIONS

Aquila employees involved in the recruitment and selection process will receive one of three communications:

1.
Individual or dual offers for a full-time or transitional position that is contingent on deal closure. This will include a job summary and location, supervisor’s name, compensation, benefits and other important information; or

2.
A letter explaining that no position is currently available, but one could become available prior to deal close through normal employee attrition or new/emerging business plans. Employees who do not receive offers initially may receive one later, as needs are identified during the integration and transition planning process; or

3.	A letter letting the employee know that no position exists for him/her. Aquila will offer employment counseling and other Employee Support Resources including a severance package for these employees.

HEALTH CARE AND OTHER BENEFITS

GPE and Black Hills plan to provide information on the new benefits packages to Aquila employees in September or October. These will include specific benefits offerings and enrollment timing. Aquila employees joining GPE will migrate to GPE benefits which are generally the same or better than current Aquila benefits.

GPE retirement benefits will become effective immediately at close, while most current Aquila health and welfare benefits will continue through 2008 and migrate to GPE plans in 2009 during the normal company-wide open enrollment period.

Aquila employees who join Black Hills and relocate to an existing Aquila-based location or facility will retain the same benefits package that they are currently receiving for the foreseeable future. Employees who relocate to a current Black Hills location or facility will receive the Black Hills Corporation benefits package.

OPPORTUNITY AND ADVOCACY

We are confident Aquila employees joining GPE and Black Hills will have meaningful opportunities for personal and professional growth as we build the combined organizations. All integration teams are working closely with the Culture and Human Resources teams to plan a seamless transition. Detailed information regarding the recruitment and selection process is being provided to company leaders so they are ready to answer your questions and can help resolve issues specific to your situation.

QUESTIONS

If you have any immediate questions on the recruiting and selection process, please send them to kelly.murphy@aquila.com (816-527-1222), marjorie.paxton@me00.KCPL.com (816-556-2136), or Pat Ebner, Director of Human Resources, pebner@blackhillscorp.com (605-721-2333)

We thank you for your ongoing commitment to customers during this transition. We appreciate your efforts to help produce long-term benefits for all stakeholders — our customers, communities, shareholders and employees — through this strategic transaction.

Sincerely,	Sincerely,
/s/ Mike Chesser	/s/ David R. Emery
Michael Chesser Chairman and CEO, Great Plains Energy	David Emery Chairman, President & CEO, Black Hills Corporation